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- EXHIBIT 99.1

                         PERFORMANCE IN 1Q 2004 (POSCO)

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
                                                                        (Unit: 1,000 Metric tons, KRW BN)
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                                                              4Q '03                       1Q '03
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          Items                          1Q '04        Amount        Change         Amount        Change
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
  Crude Steel Production                  7,316         7,506          -2.5%         6,907          5.9%
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       Sales Volume                       7,194         7,339          -2.0%         6,814          5.6%
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          Sales                           4,285         3,931           9.0%         3,216         31.4%
     Operating Profit                     1,008           778          29.6%           774         30.2%
        Net Income                          720           462          55.8%           469         53.5%
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       Total asset                       18,566        18,407           0.9%        17,126          8.4%
    Total Liabilities                     5,214         5,449          -4.3%         5,755         -9.4%
  Equity of Shareholder                  13,352        12,958           3.0%        11,371         17.4%
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

The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.
All financials in this presentation are based on non-consolidated financial statements.